FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response 1.0
[ ] Form 3 Holdings Reported	BENEFICIAL OWNERSHIP
[ ] Form 4 Transactions Reported
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Fites, Donald V. (Last) (First) (Middle)	4. Statement for Month/Year Fiscal 2000
c/o Caterpillar Inc. 100 NE Adams Street (Street)	5. If Amendment, Date of Original (Month/Year)
Peoria, Illinois 61629 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Wolverine World Wide, Inc. ("WWW")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title Other (specify below) below) _________________
3. IRS or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 5 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)	$12.5315	4/13/00	A	5,187		4/13/00	4/12/10

Cash-Only Phantom Stock	(1)	1/1/00	A	488.3		(1)	(1)
Cash-Only Phantom Stock	(1)	2/1/00	A	9.5		(1)	(1)
Cash-Only Phantom Stock	(1)	2/24/00	A	91.2		(1)	(1)
Cash-Only Phantom Stock	(1)	2/25/00	A	90.6		(1)	(1)
Cash-Only Phantom Stock	(1)	4/1/00	A	460.3		(1)	(1)
Cash-Only Phantom Stock	(1)	4/12/00	A	153.5		(1)	(1)
Cash-Only Phantom Stock	(1)	4/13/00	A	79.8		(1)	(1)
Cash-Only Phantom Stock	(1)	5/1/00	A	10.6		(1)	(1)
Cash-Only Phantom Stock	(1)	7/1/00	A	525.0		(1)	(1)
Cash-Only Phantom Stock	(1)	7/10/00	A	98.5		(1)	(1)
Cash-Only Phantom Stock	(1)	7/11/00	A	97.0		(1)	(1)
Cash-Only Phantom Stock	(1)	8/1/00	A	14.4		(1)	(1)
Cash-Only Phantom Stock	(1)	10/1/00	A	563.8		(1)	(1)
Cash-Only Phantom Stock	(1)	10/2/00	A	107.4		(1)	(1)
Cash-Only Phantom Stock	(1)	10/3/00	A	107.0		(1)	(1)
Cash-Only Phantom Stock	(1)	11/1/00	A	16.8		(1)	(1)
Cash-Only Phantom Stock	(1)	12/13/00	A	73.2		(1)	(1)
Cash-Only Phantom Stock	(1)	12/14/00	A	75.5		(1)	(1)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Beneficially owned at End of Year (Instr. 4)	10. Ownership of Derivative Sec- urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common Stock	5,187	N/A	5,187	D

Common Stock	488.3	$10.7505	see below	D
Common Stock	9.5	$9.0625	see below	D
Common Stock	91.2	$10.9690	see below	D
Common Stock	90.6	$11.0315	see below	D
Common Stock	460.3	$11.4065	see below	D
Common Stock	153.5	$13.0315	see below	D
Common Stock	79.8	$12.5315	see below	D
Common Stock	10.6	$11.6565	see below	D
Common Stock	525.0	$10.00	see below	D
Common Stock	98.5	$10.1565	see below	D
Common Stock	97.0	$10.3130	see below	D
Common Stock	14.4	$10.4688	see below	D
Common Stock	563.8	$9.3125	see below	D
Common Stock	107.4	$9.3125	see below	D
Common Stock	107.0	$9.3440	see below	D
Common Stock	16.8	$10.5625	see below	D
Common Stock	73.2	$13.6565	see below	D
Common Stock	75.5	$13.2500	5,449.0	D
Explanation of Responses:

(1) Award of cash-only phantom stock pursuant to Outside Directors' Deferred Compensation Plan. Cash is payable in either a lump sum or installments after termination of service as a director or upon a change in control of the company. The conversion price at the payment date will be the average of the means of high and low sales prices of common stock on the last day of each month for the 12 months preceding the payment date.

**Intentional misstatements or omissions of facts constitute	s/Donald V. Fites	February 13, 2001
Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Donald V. Fites By Jeffrey A. Ott Attorney-in-Fact

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POWER OF ATTORNEY

                    The undersigned, a director and/or officer of Wolverine World Wide, Inc., a Delaware corporation (the "Company"), does hereby nominate, constitute and appoint Blake W. Krueger, Stephen L. Gulis, Jr. and Jeffrey A. Ott, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments which such attorneys and agents, or any of them, may deem necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Section 16(a) of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4 or 5, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4, or 5, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, and agrees to reimburse the Company and the attorneys-in-fact herein for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

                    This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) has any obligation under Section 16 of the Act with respect to securities of the Company.

Date: 3-3-99	/s/ Donald V. Fites Donald V. Fites